Michael A. Conza, Esq.

Direct Dial: (617) 951-8459

E-Mail: mike.conza@bingham.com

September 20, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mark P. Shuman

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Re:	Kayak Software Corporation
Amendment No. 7 to Registration Statement on Form S-1
File No. 333-170640

Dear Mr. Shuman:

On behalf of our client, Kayak Software Corporation, a Delaware corporation (the “Company”), submitted herewith please find Amendment No. 7 to the Registration Statement on Form S-1, File No. 333-170640, of the Company (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated August 26, 2011 (the “Comment Letter”) and to effect updating and other changes. Enclosed in the federal express package to assist in your review please find a black-lined version of the Registration Statement, marked to show the changes against Amendment No. 6 as filed on August 11, 2011.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

General

1.	We note that you have supplementally provided certain third-party studies and reports that you cite or otherwise rely upon for updated information presented in your amended filing. Please confirm that these materials were not prepared for you. Alternatively, if any of the data was prepared for you, please have the author file a consent with respect to the inclusion of such information in the registration statement.

We note the Staff’s comment and respectfully submit that the materials provided supplementally to the Staff on August 11, 2011, were not prepared for the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Common Stock Valuations, page 48

Mark P. Shuman

U.S. Securities and Exchange Commission

September 20, 2011

2.	We note that in response to prior comment 38 from our letter dated December 15, 2010, you supplementally provided a discussion regarding the significant factors contributing to the difference between the estimated offering price and the fair value of your common stock as of June 7, 2011. Please revise to disclose these factors in a future amendment.

We note the Staff’s comment and respectfully submit that the Company will revise, in a subsequent amendment to its Registration Statement, its discussion regarding the significant factors contributing to the difference between the estimated offering price and the fair market value of its common stock consistent with the disclosure supplementally provided to the Staff by letter dated August 15, 2011.

3.	We note your disclosure on page F-25 that your expected volatility for stock options is derived from the historical volatility of comparable public companies. We further note your disclosure on pages 51 through 53 that the value of your common stock was determined in part by utilizing the market approach based upon market multiples of comparable public companies. Please address the following with respect to the set of comparable public companies used in your various analyses:

•	Confirm that the same set of market comparable public companies is used in all of your various valuation estimates and update your disclosure accordingly.

•	Revise to disclose the basis for the selection of the set of comparable public companies, what makes them comparable, and any limitations or uncertainties over that comparability.

We note the Staff’s comment and respectfully submit that prior to October 31, 2010, the Company utilized the same group of public comparable companies for its valuations pursuant to Internal Revenue Code Section 409(A) (“409(A)”) as well as all other valuations referenced in the Registration Statement. In performing its 409(A) valuation as of October 31, 2010, the Company notes one company was removed from its public company comparable set (the “409(A) Comparable Set”), but was still included in its peer group set for purposes of calculating volatility in connection with valuing stock options, warrants and puts (the “Black-Scholes Group”). Because the Company’s 409(A) Comparable Set included 12 companies, the Company believes that the impact of including or excluding this one company was de minimus and did not materially impact its valuations.

In the 409(A) valuations performed by the Company in April 2011 and June 2011, a second company was excluded from the
409(A) Comparable Set that was also included in its Black-Scholes Group. Again, the Company does not believe the inclusion or exclusion of this company would result in any material changes to the various valuations performed by the Company. Additionally, the 409(A) Comparable Set was expanded to include 10 additional companies that the Company’s advisors considered to be in the Company’s peer group. Of these 10 companies newly added to the 409(A) Comparable Set, 7 were publicly traded for less than two years and two were publicly traded for just over two years (one went public May 20, 2009 and the other on May 22, 2009), and as a result, these 9 companies were excluded from the Company’s Black-Scholes Group for lack of sufficient operating and performance history. When evaluating the differences between the peer group sets for its Black-Scholes valuations, the Company noted the peer group sets were substantially similar and therefore the Company elected to be consistent in its use of peer group sets from period to period. Had the Company used the exact same set of companies in its Black-Scholes valuations as it did in its 409(A) valuations in the second quarter of 2011, its valuations for stock options and warrants would have resulted in the incurrence of additional expense of approximately $80,000 for the quarter. This amount represents 1.4% of the Company’s income from operations for the quarter, and the Company believes this amount to be immaterial to its results of operations. As such, the Company does not believe that the difference in peer groups is significant to its financial statements and further believes that its use of its selected peer groups is proper.

We note that in response to the Staff’s comment that the Company has have revised its disclosure on page F-26 of the Registration Statement to note that peer groups used for valuation purposes are materially consistent. We further note that the Company has also revised its disclosure on page 49 of the Registration Statement to note the basis for the selection of comparable public companies.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

General

4.	We note that foreign currency translation had a significant impact on comprehensive income for the six months ended June 30, 2011 based on disclosure in your consolidated statements of

Mark P. Shuman

U.S. Securities and Exchange Commission

September 20, 2011

changes in stockholders’ equity (deficit). Please revise to disclose your foreign currency accounting policy.

Based upon the Staff’s comment, the Company has revised its disclosure on page F-7 to describe its foreign currency accounting policy.

Segments, page F-8

5.	We note from disclosure on page 37 that the percentage of revenues derived from foreign countries has increased in the six month period ended June 30, 2011 compared to the year ended December 31, 2010. Please revise to disclose revenues and long-lived assets by geographic location. In this regard, notwithstanding the lack of a geographic organizational structure, the company should report this information or state that it is impracticable to do so. Please refer to ASC 280-10-50-41.

Based upon the Staff’s comment, the Company has revised its disclosure on page F-31 to disclose certain geographical financial information.

Note 10. Commitments and Contingencies

Legal Matters, page F-20

6.	We note your disclosure indicating that you are currently “unable to estimate the potential range of loss, if any, and it is too early to determine the likelihood of whether or not any of these claims will ultimately result in a loss.” We further note that certain of the disclosed legal matters were initiated over a year ago. Please supplementally explain to us the following: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please revise disclosures accordingly or explain why you believe revision is not necessary.

We note the Staff’s comment and respectfully submit the following supplemental information. The Company reviews its litigation matters on a quarterly basis. During this quarterly review process, and consistent with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 450-20 (“ASC 450”), the Company reassesses, in consultation with its litigation counsel, whether a loss is probable, reasonably possible or remote. Additionally, in the event the Company determines a loss to be either probable or reasonably possible, the Company further assesses whether the dollar amount or range of a potential loss can be reasonably estimated. The results of these assessments are then provided to the Company’s accounting staff for a determination of whether an accrual or disclosure of such litigation and estimated losses are appropriate under ASC 450. The resulting conclusions are then reviewed with our independent public accountants.

Mark P. Shuman

U.S. Securities and Exchange Commission

September 20, 2011

While the Company recognizes certain of its litigation matters have been outstanding for over one year, and that the Staff has previously articulated that, “[w]ith the passage of time, there is a greater presumption that it would be possible for the Company to provide quantitative information”1, due to the nature and status of claims made against the Company, the Company is unable at this time to reasonably estimate ranges of loss. Specifically, with respect to each of the litigation matters described on pages F-21 and F-22 of the Registration Statement we note the following:

•

Parallel Networks, LLC matter – while this case was filed over a year ago, the plaintiff has yet to disclose its damage theories or calculations concerning its infringement allegations. Further, while a pre-trial claim construction ruling (i.e., a Markman hearing ruling) might, in certain circumstances, provide some guidance regarding probable outcomes, that hearing has not yet occurred in this matter. Accordingly, there currently is no reasonable basis upon which the Company can make a comparative estimate of damages or develop a range of reasonably possible loss. As a result, any estimate would be highly speculative and potentially misleading to investors, and the Company therefore believes that an accrual or a disclosure of an estimated range of loss would be inappropriate at this time.

•

Orbitz Worldwide, Inc. (“Orbitz”) matters – The Company has disclosed two on-going disputes in arbitration related to Orbitz. The first matter was initiated in August 2010. One of the central issues in dispute in this matter is Orbitz’s calculation of net revenues upon which Orbitz is obligated to make payments to the Company. Although a hearing was held in May 2011, the arbitration panel decided to withhold its ruling pending the completion, and its review, of a panel-ordered audit of Orbitz’ calculation of such amounts. It is currently anticipated that such audit will not be completed for another 5 to 9 weeks. Since the Company believes that the audit findings could support its claims that Orbitz is in material breach of the 2009 Promotion Agreement, thus invalidating Orbitz’s claims, the Company believes an estimate of damages would be highly speculative and misleading to investors at this time. The second arbitration matter related to Orbitz was commenced in March 2011. While the Company assessed the risk of loss in this matter as reasonably possible, given the very early stages of the arbitration, combined with the fact that the arbitration has been stayed and there has been very little discovery to date, the Company is not able to estimate a range of loss at this time.

•

Other matters – The Company notes that all other litigation matters as disclosed in its Registration Statement were filed within the last six months, and that each of these matters is therefore in the very early stages procedurally. Further, none of the plaintiffs in these matters have set forth any damage theories or calculations. Accordingly, there currently is no reasonable basis upon which the Company can make a comparative estimate of damages or develop a range of reasonably possible loss for any of these matters. The Company believes that any accrual or disclosure of an estimated range of loss for these matters would be highly speculative at this time and potentially misleading to investors.

While the Company is currently unable to reasonably estimate a range of potential damages with respect to the litigation matters described above, the Company will continually review and reassess these matters as they proceed, and will revise its Registration Statement as appropriate at such time as the Company is able to provide a reasonable estimate of its loss contingencies.

[1]	June 2010 CAQ SEC Regulations Committee Joint Meeting With the SEC Staff

Mark P. Shuman

U.S. Securities and Exchange Commission

September 20, 2011

Note 13. Stock Options and Restricted Stock, page F-24

7.	Please revise to disclose the weighted-average grant date fair value of stock options issued during the six months ended June 30, 2011. Further, please revise to disclose total unrecognized estimated compensation expense related to non-vested options granted prior to June 30, 2011 and update the table of outstanding and exercisable options to provide information as of June 30, 2011. Additionally, please continue to revise your MD&A disclosure to include the total fair value of any stock options granted subsequent to the most recent balance sheet date and the expected impact these option grants will have on your financial statements.

Based upon the Staff’s comment, the Company has revised its disclosure on page F-26 through F-28 to provide additional disclosure with respect to its stock options as of June 30, 2011. We also note that the Company will provide in subsequent amendments to its Registration Statement the total fair value of stock option grants, and the expected financial statement impact of these grants, for all grants made subsequent to the most recent balance sheet date.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 617-951-8459.

Sincerely,

/s/ Michael A. Conza

cc:	David Edgar, U.S. Securities and Exchange Commission
Patrick Gilmore, U.S. Securities and Exchange Commission
Daniel Stephen Hafner, Kayak Software Corporation
Karen Ruzic Klein, Kayak Software Corporation
Melissa W. Reiter, Kayak Software Corporation
Paul M. English, Kayak Software Corporation
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
David W. Mason, Bingham McCutchen LLP

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